February 24, 2025

VIA E-mail

Kristen Freeman, Esq.
Senior Director, Counsel
Proshare Advisors LLC
7272 Wisconsin Avenue, 21st Floor
Bethesda, Maryland 20814
         Re: Proshares Trust
              Post-Effective Amendments to the Registration Statement on Form
N-1A
              File Nos. 333-89822; 811-21114

Dear Ms. Freeman:
           On January 17, 2025, you filed two amendments to Form N-1A pursuant to Rule 485(a)
of the Securities Act of 1933 (   Securities Act   ) on behalf of Proshares
Trust and its new series,
Proshares Solana ETF, ProShares Short Solana ETF, ProShares UltraShort Solana ETF and
ProShares Ultra Solana ETF (each, a    Fund    collectively, the    Funds   ).
We have reviewed the
registration statement, and to ensure the efficiency of our review process and consistency of disclosure, we are providing a set of comments that generally apply to the Funds. Unless otherwise specified, each of the comments applies to all Funds pursuing these investment
objectives and strategies, including funds taking leveraged and    short
positions. Where a
comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.
           Some of the comments elicit supplemental information, while others elicit disclosure.
Where no change will be made in the registration statement in response to a comment, please briefly state the basis for your position and/or identify disclosure in the filing that is responsive to, or consistent with, the comment. Please file a supplemental letter that includes your responses to each of these comments as soon as practicable.

Prospectus

1. Please supplementally indicate when the Fund expects to launch.

2. Please revise the registration statement to reflect the principal and non-principal strategies of the Funds on the day the registration statement is anticipated to become effective. Please note
   that the staff is not aware of    Solana futures contracts    that trade on
CFTC registered
   exchanges as of the date of this letter.
 Kristen Freeman, Esq.
Proshares Trust
Page 2

3. The registration statement appears to use the term    Solana    to refer to
the native crypto asset
   of the Solana blockchain as well as the Solana blockchain itself. Please revise the registration
   statement to use the term    SOL    when referring to the native crypto
asset of the Solana
   blockchain.

4. Please further disclose that SOL may be determined to be offered and sold as a security under federal or state securities laws, as appropriate.

5. Please disclose, with sufficient specificity and detail, the types of adverse consequences for the
   Fund and its shareholders if SOL is determined to be offered and sold as a security under federal or state securities laws.

6. With respect to the Solana ETF, please disclose how the Fund is determining
the    performance
   of solana    as disclosed under the principal investment strategy section.

7. With respect to the UltraShort Solana ETF, Short Solana ETF, and Ultra Solana ETF, the
   investment objectives include a bracket around "[Solana Index]". Please disclose and specifically identify the indices the Funds intend to use for purposes of their investment objectives.

8. Please bold the following language which precedes the fee table: "You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below."

9. With respect to the fee waiver/reimbursement of the UltraShort Solana ETF, Short Solana ETF,
   and Ultra Solana ETF:

   x   Please disclose in FN 2 that the waiver will remain in place for one year after effectiveness
       of the registration statement and that the fee waiver may only be terminated by the board within that one year period.

   x   Please also disclose the recoupment terms of the fee waiver in FN 2.

10. Please specifically disclose the reference assets the Funds will use for the swap agreements that will provide exposure to SOL.

11. With respect to the Fund   s use of swap agreements, please supplementally
inform the staff of
    the counterparties the Fund expects to use and what percentage of the Fund s assets and investment exposure are expected to be related to each of these counterparties. If exposure to a particular counterparty is deemed to be material, please identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit to the registration statement.

12. If notional exposure to a particular counterparty is likely to exceed 20% of the value of the
    Fund   s assets, if applicable, please disclose: (i) that the counterparty is subject to the
    informational requirements of the Exchange and in accordance with such requirements files reports and other information with the SEC; and (ii) the name of any national securities
    exchange on which the counterparty   s securities are listed, stating that
reports (and where the
 Kristen Freeman, Esq.
Proshares Trust
Page 3

   counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act, proxy and information statements) and other information concerning the counterparty can be inspected at such exchanges. If the foregoing is not applicable, please advise how investors will be provided with similar information.

13. To the extent the Fund will have more than 20% exposure to any swap counterparty, for such counterparties that are subsidiaries of publicly-traded companies for which there is sufficient market interest and publicly available information, please disclose whether the debts of such securities will be recourse to the parent.

14. Please disclose how the swap counterparties are likely to hedge their exposure and what will occur if a counterparty terminates the relationship and there are only a limited number of other counterparties available.

15. Please ensure that all material features of the contemplated swap agreements have been disclosed.

16. Please revise disclosure responsive to Item 9 to more fully explain how the Adviser determines
    the swaps    notional exposure for a particular day, the impact that
notional exposure would have
    on Fund returns, and the potential costs associated with entering into new swaps to maintain a
    Fund   s exposure to SOL (as applicable).

17. Please confirm that the Funds intend to use a relative value-at-risk (
VaR   ) in complying with
    rule 18f-4 under the Investment Company Act of 1940 (   Investment Company
Act   ).

   x   Please provide hypothetical VaR calculations demonstrating how the Funds anticipate
       being able to achieve their respective objective while remaining in compliance with the relative VaR test under rule 18f-4.

   x   Please disclose the designated reference portfolio (index) that the
Funds plans to use.

   x   Please confirm that the Funds    designated reference portfolio is
unleveraged.

18. If the Fund intends to invest in derivatives whose exposure to SOL is not through physical
    SOL (e.g., through a pooled investment vehicle which seeks exposure to SOL), then please elaborate on the potential differences between returns based on the price of SOL vs. SOL linked instruments, e.g., due to divergence in prices or potential costs associated with derivatives investing.

19. Please supplementally describe general policies and procedures related to how the Adviser, administrator and/or Chief Compliance Officer will monitor trades or conflicts of interest regarding Fund personnel trades of crypto assets made against or ahead of the Fund purchase
    of crypto assets ETPs. Please describe changes to the Fund   s Code of
Ethics to take into
    account such crypto assets transactions, if any.

20. Please supplementally discuss the Fund   s plans for liquidity management,
including during
    both normal and reasonably foreseeable stressed conditions.
 Kristen Freeman, Esq.
Proshares Trust
Page 4

21. Please advise whether you have had discussions with potential swap counterparties and what sort of margin requirements are being considered. Include an analysis of any impact margin requirements are expected to have on the ability of the Fund to implement its strategies.

22. Please supplementally provide information about the Fund   s discussions
with potential
    authorized participants (   APs   ) or market makers, including:

   x   Please explain the ability of APs and market makers to arbitrage the
Fund   s holdings in a
       manner that is expected to keep the Fund   s market price in line with
its NAV.

   x   Please explain what instruments the APs will use to arbitrage and whether there will be any
       impact from the difficulties with custodying these instruments.

   x   Please explain if there are any unique considerations/rules from the exchange on which the
       Fund plans to list that will impact the Fund   s ability to pursue its
investment strategy;
       interact with APs; or otherwise impact the Fund   s operations.

23. Please disclose in more detail the risks associated with SOL swaps capacity risk. In particular, disclose that the Fund may not be able to achieve its investment objective and may experience
    significant losses if the Fund   s ability to obtain exposure to SOL swaps
is disrupted for any
    reason. In your response, please address what action the Adviser will take in such
    circumstances, and the impact of any disruption in the Fund   s ability to
obtain pure-play,
    leveraged and inverse exposure to SOL

24. An ETF may only suspend the redemption of creation units in accordance with
Section 22(e)
    of the Investment Company Act and may only suspend the issuance of creation units for a limited time and only due to extraordinary circumstances. See Exchange-Traded Funds,
    Investment Company Act Release No. 33646, at pp. 56-59 (Sept. 25, 2019) (Adopting
    Release). Given that the Fund   s investment objective involves gaining a
market exposure to a
    single underlying asset, please address in your response whether the Fund will be able to continue to issue and redeem creation units where there exist market, regulatory or other issues affecting the liquidity, trading, settlement and/or valuation of SOL.

   x   Where applicable, please describe considerations with respect to the issuance of creation
       units separately from considerations with respect to the redemption of creation units. Please also include the following in your analysis: (1) Please describe the issues affecting the
       liquidity of SOL that would impact the Fund   s ability to create and
redeem; (2) a discussion
       of whether counterparties may be unwilling to enter into swap transactions if they are unable to hedge their exposure due to an underlying issue with SOL; (3) a description of the monitoring or other mechanisms that will be implemented to ensure that such market,
       regulatory or other issues do not translate into the Fund   s inability
to create and redeem
       creation units; (4) a description of the considerations that the Fund
s board and the Adviser
       gave to the appropriateness of the Fund   s investment objectives and
strategies, given the
       narrow market exposure and potential issues with issuing and redeeming creation units.

25. Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain
 Kristen Freeman, Esq.
Proshares Trust
Page 5

    costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease
the Fund   s net
    asset value, to the extent that the costs are not offset by a transaction fee payable by an AP.
26. The disclosure under the    Principal Investment Strategies    section
states that the Fund   s
    investment in the Subsidiary will not exceed 25% of the Fund   s total
assets at the quarter-end.
    Please also disclose here that the Fund will not achieve its investment objective at such times.
    Please add similar disclosure to other descriptions of the Funds investments in subsidiaries.

27. On pages 11-12 the disclosure describes    Additional Solana-Related
Investments.    The staff
    is not aware of the existence of any US investment companies that provide investment exposure to solana futures contracts or solana related companies. Please delete discussion of these instruments since they will not be available on the day of effectiveness of the registration statement.

28. Please supplementally explain to us how the Funds would update their disclosures if SOL
    Futures Contracts become available and how the Fund intends to invest in them as a principal investment strategy.

29. Please supplementally identify the indices the Funds intend to use as their respective performance benchmarks.

30. With respect to the ProShares Short Solana ETF, ProShares UltraShort Solana ETF and
    ProShares Ultra Solana ETF, please include the term "daily" in the Fund name to alert investors to the fact that the Fund may not perform as expected, and may have losses when an investor expected gains, if the Fund is held for a period that is different than one trading day.

31. With respect to the Proshares Short Solana ETF and the Proshares UltraShort Solana ETF,
    please state on the Important Information About the Fund section that the Fund pursues a daily investment objective that is inverse to the performance of its underlying asset, a result opposite of most mutual funds and exchange-traded funds.

32. With respect to the Short Solana ETF, UltraShort Solana ETF, and Ultra Solana ETFs, please include a statement in the Important Information About the Fund section that the Fund is intended to be used as a short-term trading vehicle.

33. With respect to the ProShares Short Solana ETF, ProShares UltraShort Solana ETF and
    ProShares Ultra Solana ETF, please state in the Important Information About the Fund section that:
    x The Fund is not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios.
    x The Fund is very different from most mutual funds and exchange-traded funds.
    x Investors who do not understand the Fund, or who do not intend to actively manage their
        Funds and monitor their investments, should not buy shares of the Fund.
34. Please supplementally confirm that:
 Kristen Freeman, Esq.
Proshares Trust
Page 6

   x   the financial statements of the Subsidiary will be consolidated with those of the Fund (if
       not, please explain why not);

   x   the Subsidiary and its board of directors will agree to inspection by the staff of the
       Subsidiary   s books and records, which will be maintained in accordance with Section 31
       of the Act and the rules thereunder;

   x   the Subsidiary and its board of directors will designate an agent for service of process in
       the United States; and

   x   the Subsidiary   s management fee (including any performance fee), if
any, will be included
       in    Management Fees,    and the Subsidiary   s expenses will be
included in    Other
       Expenses    in the Fund   s fee table.

35. Please describe any disruptions the Solana Network experienced, including any significant instances of network congestion/latency issues or downtimes on the Solana network. Please supplementally describe how such events will impact the valuation of swap transactions and
    the related impact on the Fund   s NAV.


Statement of Additional Information
36. Page B-64 describes the    Determination of Net Asset Value   . This
section does not appear to
    indicate how the Fund will determine NAV with respect to the Fund   s
intended investments in
    SOL swaps. Please update this section to include such policies, including references to how
    SOL is traded 24/7 and the connection and/or differences to the Funds determination of NAV daily at 4:00 p.m. daily.

37. Page B-44 discloses Trustee experiences, qualifications, and attributes. It appears that there is no description of experience, qualifications and attributes related to overseeing crypto assets or SOL related portfolios. Please supplementally confirm no such experience exists for such
    Trustees and supplementally advise the staff if the Fund   s selected
portfolio managers have
    any such experience.
38. On page B-41, under the Fund   s    Investment Objectives and Policies   ,
under Policy No. 7,
    please revise the policy to only reference those SOL instruments that are available for the Fund to invest in on the date the registration statement becomes effective.

General Comments

39. Please advise us if you expect to submit any exemptive application(s) or no-action request(s)
    in connection with the Registration Statement.


                                             *******
 Kristen Freeman, Esq.
Proshares Trust
Page 7

         In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 297-
3811 or RosenbergMi@sec.gov.


                                                    Sincerely,

                                                    /s/ Michael Rosenberg
                                                    Attorney-Adviser



cc:    Thankam Varghese, Branch Chief
       Michael J. Spratt, Assistant Director